UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Tender Offer of Hybrid Notes Announcement	2

TELEFÓNICA, S.A. ("Telefónica") in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Telefónica Europe B.V. (the "Issuer") has today launched an invitation to holders of its outstanding EUR 1,300,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor"), to tender such Notes for purchase by the Issuer for cash (such invitation the "Offer").
The Offer is being made on the terms and subject to the conditions contained in the tender offer memorandum dated 6 March 2024 (the "Tender Offer Memorandum") and is subject to the offer restrictions set out in the Tender Offer Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender Offer Memorandum.
Summary of the Offer

Description of Notes	ISIN	First Call Date	Aggregate Principal Amount Outstanding	Purchase Price	Amount subject to the Offer(1)
EUR 1,300,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "Notes") Current Coupon: 4.375 per cent.	XS1933828433	14 December 2024	EUR 1,300,000,000	EUR 100,300 per EUR 100,000
Up to a maximum aggregate principal amount (the "Maximum Acceptance Amount") equal to the aggregate principal amount of the New Notes (as defined herein). However, the Issuer reserves the right to increase the Maximum Acceptance Amount should a Substantial Purchase Event occur in respect of the Notes and the Issuer may or may not exercise its call right upon the occurrence of a Substantial Purchase Event pursuant to the Conditions of the Notes at any time following the Offer.

Note:
(1) For further information refer to "Maximum Acceptance Amount" and "Redemption under Issuer Call Right following a Substantial Purchase Event" below.
The Offer commences on 6 March 2024 and will expire at 17:00 CET on 13 March 2024 (the "Expiration Deadline"), unless extended, re-opened, withdrawn or terminated at the sole and absolute discretion of the Issuer.
Rationale for the Offer
The purpose of the Offer is, amongst other things, to proactively manage the Issuer's layer of hybrid capital. The Offer also provides Noteholders with the opportunity to switch into the New Notes ahead of the upcoming first call date.
New Financing Condition
The Issuer intends to issue new EUR denominated Undated 8.1 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities guaranteed by the Guarantor (the "New Notes"). Whether the Issuer will accept for purchase any Notes validly tendered in the Offer is subject, without limitation, to the settlement of the issue of the New Notes (the "New Financing Condition").
Purchase Price and Accrued Interest Payment
Subject to the Minimum Denomination in respect of the Notes, the price payable per EUR 100,000 in principal amount of the Notes validly tendered and accepted for purchase by the Issuer pursuant to the Offer (the "Purchase Price") will be EUR 100,300 per EUR 100,000.
In respect of any Notes accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from, and including, the interest payment date for the Notes immediately preceding the Settlement Date up to, but excluding, the Settlement Date, which is expected to be on 18 March 2024, if applicable. For the avoidance of doubt, interest due on the interest payment date for the Notes immediately preceding the Settlement Date will be paid in the usual way regardless of whether a Noteholder tenders its Notes before or after such interest payment date.
Notes repurchased by the Issuer pursuant to the Offer may be cancelled. Notes which have not been validly tendered and accepted for purchase pursuant to the Offer will remain outstanding after the Settlement Date.
Redemption under Issuer Call Right following a Substantial Purchase Event
Under the Conditions of the Notes, in the event that the Issuer, the Guarantor, or any subsidiaries of the Guarantor, have purchased and cancelled at least 75 per cent. of the original aggregate principal amount of any of the Notes in accordance with the Conditions (a "Substantial Purchase Event"), the Issuer may redeem the remaining Notes (in whole but not in part) at their principal amount plus any interest accrued to, but excluding, the relevant day on which the relevant Notes become due for redemption and any Arrears of Interest (as defined in the Conditions) at any time upon giving not less than 30 and not more than 60 days' irrevocable notice of redemption to the Noteholders.
Maximum Acceptance Amount
The Issuer proposes to accept Notes for purchase up to a maximum aggregate principal amount (the "Maximum Acceptance Amount") equal to the aggregate principal amount of the New Notes on the terms and conditions contained in the Tender Offer Memorandum. However, the Issuer reserves the right to increase the Maximum Acceptance Amount should a Substantial Purchase Event occur in respect of the Notes. The Issuer may or may not exercise its call right upon the occurrence of a Substantial Purchase Event pursuant to the Conditions of the Notes at any time following the Offer.
Tenders of Notes may be pro-rated as set out in the Tender Offer Memorandum. The final aggregate principal amount of the Notes accepted for purchase pursuant to, and subject to the terms and conditions of, the Offer (the "Final Acceptance Amount") will be announced in the results announcement.
Notes validly submitted for tender may be accepted subject to pro-ration (if applicable). In the event that the aggregate principal amount of Notes represented by Tender Instructions is greater than the Final Acceptance Amount, such Tender Instructions will be accepted on a pro rata basis.

Indicative Timetable

Date	Number of Business Days from and including Launch	Action
6 March 2024	1	Commencement of the Offer
		Offer announced by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin.
		Tender Offer Memorandum available from the Tender Agent.
On or before the Expiration Deadline
Pricing of the New Notes
Announcement of the indicative Maximum Acceptance Amount by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin as soon as reasonably practicable following the pricing of the New Notes.

17:00 CET on 13 March 2024	6	Expiration Deadline Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offer.
At or around 10:00 CET on 14 March 2024	7
Announcement of Result of Offer
Announcement of (i) the Issuer's decision whether to accept valid tenders of Notes for purchase pursuant to the Offer subject only to the satisfaction of the New Financing Condition, (ii) the final aggregate principal amount of the Notes tendered pursuant to the Offer and (iii) the Final Acceptance Amount and the pro-ration factor, if applicable, distributed by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin.

Expected to be on 18 March 2024 (the "Settlement Date")	9	Settlement Subject to satisfaction of the New Financing Condition, expected Settlement Date for the Offer. Payment of Purchase Consideration and Accrued Interest Payment in respect of the Offer.

DISCLAIMER: No offer or invitation to acquire or sell any securities is being made pursuant to this announcement. Any decision with respect to the Offer should be taken on the basis of the information contained in the Tender Offer Memorandum.

Madrid, 6 March 2024

Neither the Offer, the Tender Offer Memorandum nor this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under the Spanish Law 6/2023, of 17 March, on the Securities Markets and the Investment Services (Ley 6/2023, de 17 de marzo, de los Mercados de Valores y de los Servicios de Inversión) or under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 6, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors